FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

COMPANHIA ABERTA DE CAPITAL AUTORIZADO

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

CERTIDÃO DA ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

REALIZADA EM 29 DE NOVEMBRO DE 2018

1.                  DATA, HORA E LOCAL: aos 29 (vinte e nove) dias do mês de novembro de 2018, às 10:30 horas, na sede social da Companhia Brasileira de Distribuição (“Companhia”), na Avenida Brigadeiro Luís Antônio, nº 3.142, na Cidade de São Paulo, Estado de São Paulo.

2.                  COMPOSIÇÃO DA MESA: Presidente: Sr. Jean-Charles Henri Naouri; Secretária: Sra. Ana Paula Tarossi Silva.

3.                  CONVOCAÇÃO E PRESENÇA: Convocação realizada nos termos dos parágrafos primeiro e segundo do artigo 15 do Estatuto Social e dos artigos 7º e 8º do Regimento Interno do Conselho de Administração. Presente a totalidade dos membros do Conselho de Administração da Companhia, a saber: Srs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho e Manfred Heinrich Gartz.

4.                  ORDEM DO DIA: Análise e deliberação acerca da declaração de distribuição e pagamento de juros sobre capital próprio, nos termos do artigo 36, parágrafo quarto, do Estatuto Social da Companhia.

5.         DELIBERAÇÃO: Dando início aos trabalhos, os Srs. Conselheiros examinaram o item constante da Ordem do Dia e deliberaram, por unanimidade e sem ressalvas, nos termos do artigo 36, parágrafo quarto, do Estatuto Social da Companhia, aprovar, ad referendum da Assembleia Geral Ordinária a ser realizada em 2019 destinada a apreciar as demonstrações financeiras do exercício social a ser encerrado em 31 de dezembro de 2018, o pagamento de juros sobre o capital próprio referente ao período compreendido entre 1º de julho de 2018 a 30 de setembro de 2018, no montante bruto de R$ 71.438.745,34  (setenta e um milhões, quatrocentos e trinta e oito mil, setecentos e quarenta e cinco reais e trinta e quatro centavos), correspondente a R$ 0,252186044 por ação ordinária e R$ 0,277404648 por ação preferencial (“JCP”), e dele será deduzido o valor relativo ao Imposto de Renda Retido na Fonte (IRRF), na forma da legislação em vigor, com exceção dos acionistas imunes e/ou isentos. Os membros do Conselho de Administração deliberaram ainda aprovar que o pagamento do JCP às ações de emissão da Companhia negociadas na B3 S.A. – Brasil, Bolsa, Balcão, bem como às demais ações escrituradas perante a Itaú Corretora de Valores S.A. (“Ações Brasileiras”), seja realizado em 13 de dezembro de 2018, com base na posição acionária do dia 4 de dezembro de 2018. O JPMorgan Chase Bank, na qualidade de banco depositário dos American Depositary Receipts representativos de ações preferenciais de emissão da Companhia (“ADR”), será responsável por indicar as datas e procedimentos operacionais para pagamento do JCP aos detentores de ADR. Referidos JCP serão imputados ao valor do dividendo mínimo obrigatório relativo ao exercício social a ser encerrado em 31 de dezembro de 2018.

6.         ENCERRAMENTO: Nada mais havendo a tratar, foram os trabalhos suspensos para a lavratura desta ata. Reabertos os trabalhos, foi a presente ata lida, achada conforme, e aprovada, tendo sido assinada por todos os presentes. São Paulo, 29 de novembro de 2018. Mesa: Presidente: Sr. Jean-Charles Henri Naouri; Secretária: Sra. Ana Paula Tarossi Silva. Presente a totalidade dos membros do Conselho de Administração da Companhia, a saber, Srs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho e Manfred Heinrich Gartz.

7. CERTIDÃO: Certifico que a presente ata é cópia fiel da ata lavrada no livro de Registro de Atas de Reunião do Conselho de Administração da Companhia.

___________________________________ Ana Paula Tarossi Silva Secretária

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 3, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.